EXHIBIT 99.1

NXT Energy Solutions Announces Closing of $2,000,000 Financing, Filing of Information Circular Addendum & New AGM Date

CALGARY, Alberta, May 16, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD) (OTC QB:NSFDF) today announced, firstly it has closed on $2,000,000 of the second tranche of its previously announced Private Placement, secondly it has filed an addendum to its Information Circular – Proxy Statement for the Company’s annual and special meeting of shareholders scheduled to be held at 10 am (Calgary time) today (the “AGM”) and finally it will be adjourning the AGM until Thursday, June 7, 2018.

Closing of $2,000,000 of the Second Tranche of the Private Placement

On February 16, 2018, we announced a three-tranche private placement of 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416 (“Private Placement”) to Alberta Green Ventures Limited Partnership (the "Subscriber").  Each Unit consists of one Common Share and one-third of one Common Share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement.  The first tranche of the Private Placement was completed on February 16, 2018, and the Company received approximately $4,310,500 in connection with the issuance of 4,665,043 Units.

The second tranche of the Private Placement consists of 5,538,203 Units for gross proceeds of approximately $5,117,300.  On May 15, 2018, the Company closed on a portion of the second tranche in the amount of $2,000,000 by issuing a further 2,164,502 Units.  As a result, the Subscriber now owns a total of 6,829,545 Units representing approximately 14.0% of the Company’s 64,997,345 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants) and has become an “Insider” of the Company for securities law purposes.

The Subscriber has requested an extension to June 15, 2018 to close the remaining portion of the second tranche, consisting of the issuance of 3,373,701 Units for gross proceeds of approximately $3,117,300, and the third tranche, consisting of the issuance of 701,966 Units for gross proceeds of approximately $648,616, which in aggregate will now consist of 4,075,667 Units for gross proceeds of approximately $3,765,916.  The Company has agreed to such extension and has received approval from the Toronto Stock Exchange, subject to the receipt of shareholder approval for the subscription price of $0.924 per unit.

Information Circular Addendum

The Company has issued an addendum to its Information Circular – Proxy Statement dated April 5, 2018 (“IC Addendum”) to update disclosure regarding plans for closing of the Private Placement (including amending the shareholder resolution proposed for the financing to include the approval of the extension of the $0.924 per Unit price protection until June 15, 2018, as described above).  In addition, the IC Addendum includes supplementary information regarding executive and director compensation and an update on the independence of one board member.  The IC Addendum will be filed in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov/edgar.

Important information and voting instructions are contained in the IC Addendum and all shareholders are encouraged to review it carefully in advance of the AGM.

Annual and Special Meeting of Shareholders

The AGM is scheduled to be held today at 10:00 am.  Given the significance of the information contained in the IC Addendum, the Company has decided to provide shareholders additional time to read and consider the new information provided.  Consequently the AGM business will be postponed to Thursday, June 7, 2018.  The Company will, convene the AGM this morning as scheduled and will then cause the AGM to be adjourned before conducting any business.   The Company plans to reconvene the adjourned AGM on Thursday, June 7, 2018 at 10:00 am MDT at:

   Norton Rose Fulbright Canada LLP
   400 3rd Avenue SW, Suite 3700
   Calgary, Alberta T2P 4H2

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Mr. Jakub Brogowski
Chief Financial Officer
+1-403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the satisfaction of all required conditions (including regulatory and shareholder approvals) for completion of the Private Placement, the completion of the second and third tranches of the Private Placement, and the planned timing of the AGM.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent MD&A for the period ended March 31, 2018, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.